UNITES STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Zarlink Semiconductor Inc.

(Exact name of registrant as specified in its charter)

Canada (State of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

400 March Road

Ottawa, Ontario, Canada K2K 3H4

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Exchange Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Rights to Purchase Common Shares

(Title of Class)

Item 1.                                Description of Registrant’s Securities to be Registered.

The Board of Directors of Zarlink Semiconductor Inc. (the “Company”) has adopted a limited duration shareholder rights plan (the “Rights Plan”) pursuant to a shareholders rights plan agreement, dated July 25, 2011, entered into by the Company and Computershare Investor Services Inc., as rights agent (the “Rights Agreement”).

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Agreement. All capitalized terms used in this summary but not defined herein have the meanings attributed to them in the Rights Agreement.

Record Date and Term

The Rights Plan came into effect on July 25, 2011 (the “Record Date”) and will remain in effect until the close of business on January 24, 2012 (the “Expiration Time”), subject to earlier termination of the Rights Plan.

Issuance of Rights

On the close of business on the Record Date (the “Record Time”), one right (a “Right”) was issued and attached to each outstanding Common Share of the Company. One Right will also be issued and will attach to each Voting Share (defined to include the Common Shares and any other shares that the Company may issue that carry voting rights) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

The Rights will separate from the Voting Shares and will be exercisable five trading days (the “Separation Time”) after a person (an “Acquiring Person”) acquires 20% or more of, or commences or announces a take‐over bid for, the outstanding Voting Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (in each case, as described below). The acquisition by an Acquiring Person of 20% or more of the Voting Shares is referred to as a “Flip‐in Event”. When a Flip‐in Event occurs, each Right constitutes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Common Shares having an aggregate market price on the date of consummation or occurrence of such Flip‐in Event equal to twice the exercise price (the “Exercise Price”) for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the Rights Plan). The initial Exercise Price is $15, meaning that a shareholder would be entitled to receive, following a Flip‐in Event and subject to the terms of the Rights Plan, $30 worth of Common Shares for a subscription price of $15 (for each Right he holds), at a price per Common Share equal to the market price on the day the Flip‐in event occurs. Any Rights held by an Acquiring Person (or the affiliates, associates, persons acting jointly and in concert with, and certain transferees of an Acquiring Person) will become null and void upon the occurrence of a Flip‐in Event. The Rights Plan is therefore designed to require any person interested in acquiring 20% or more of the Voting Shares of the Company to do so by way of a Permitted Bid (or Competing Permitted Bid) or to make an offer which the Board of Directors considers to represent the full value of the Voting Shares. The issuance of the Rights is not initially dilutive. However, upon a Flip‐in Event occurring and the Rights separating from the Voting Shares and being exercised, holders of Rights not exercising their Rights may suffer substantial dilution.

Certificates and Transferability

Prior to the separation of the Rights from the Voting Shares, the Rights will be evidenced by a legend imprinted on the Voting Share certificates of the Company and will not be transferable separately from the Voting Shares. Current Voting Share certificates do not need to be exchanged to entitle shareholders to the Rights. The legend will be on all new Voting Share certificates issued by the Company after the Record Date. From and after the separation of the Rights from the Voting Shares, the Rights will be evidenced by rights certificates and will be transferable separately from the Voting Shares.

Permitted Bids

A Permitted Bid must include the following:

•	the take‐over bid must be made by way of a take‐over bid circular;

•	the take‐over bid must be made to all holders of Voting Shares other than the offeror and its affiliates and associates and must be made for all the Voting Shares held by them;

•
the take‐over bid must be outstanding for a minimum period of 75 days and Voting Shares tendered pursuant to the take‐over bid may not be taken up or paid prior to the expiry of the 75 day period and only if at such time more than 50% of the Voting Shares held by the shareholders, other than the offeror, its affiliates and associates and persons acting jointly or in concert with it and certain other persons (the “Independent Shareholders”), have been tendered to the take‐over bid and not withdrawn;

•	the Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•
if more than 50% of the Voting Shares held by Independent Shareholders are tendered pursuant to the take-over bid within the 75 day period, the offeror must make a public announcement of that fact and the take‐over bid must remain open for tenders of Voting Shares for an additional 10 days from the date of such public announcement.

The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for the minimum period under applicable Canadian securities legislation.

Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip‐in Event, waive the application of the Rights Plan to a particular Flip‐in Event. If the Flip-in Event would occur as a result of a take‐over bid made by way of a take‐over bid circular to all holders of Voting Shares and the Board of Directors waives the application of the Rights Plan with respect to one take‐over bid, it will be deemed to have waived the application of the Rights Plan to any other take‐over bid for the Company made by way of a take‐over bid circular to all holders of Voting Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board of Directors may also waive the application of the Rights Plan if a person becomes an Acquiring Person by inadvertence and reduces its beneficial ownership such that it is no longer an Acquiring Person.

Redemption

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, redeem all of the then outstanding Rights at $0.00001 per Right as adjusted in accordance with the Rights Plan. Rights will also be redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or an Exempt Acquisition.

Amendment

The Company may, at any time, supplement or amend the Rights Plan without shareholder approval (or approval of the holders of the Rights if the Rights have separated from the Voting Shares) subject to the concurrence of the Rights Agent with respect to any supplement or amendment to the provisions of Article 4 of the Rights Plan.

Exemptions for Investment Advisors

Investment managers, mutual funds and their managers, trust companies (acting in their capacities as trustees and administrators), pension funds or plans and their administrators, statutory bodies whose business includes the management of funds and crown agents acquiring 20% or more of the Voting Shares are exempted from triggering a Flip‐in Event, provided that they are not making or have not announced an intention to make, a take‐over bid.

Item 2.                                Exhibits.

4.1	Shareholder Rights Plan Agreement, dated July 25, 2011, between Zarlink Semiconductor Inc. and Computershare Investor Services Inc., as rights agent

4.2	Form of Rights Certificate and Form of Election to Exercise (filed as part of Exhibit 4.1)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Date: August 2, 2011

                          /s/Andre Levasseur
                          Andre Levasseur
                          Senior Vice President of Finance and Chief Financial Officer